US Parts Online Inc.

2360 Corporate Circle Suite 400

Henderson, NV 89074

April 22, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

Re: US Parts Online Inc.- Registration Statement on Form S-1

Amendment No. 4

Filing No. 333-179765

Dear: Justin Dobbie

In response to your letter dated March 18, 2013 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

Please carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section. We note by way of example that on the Prospectus Cover Page you state that the offering will terminate on or before May 31, 2013, but on page 8 of the prospectus summary you state the offering will terminate on or before March 1, 2014. We also note your disclosure on page 25 that you “may not raise the full proceeds until February 22, 2013.” Please revise accordingly.

Response: The disclosure has been revised to accurately state the termination date for this offering.

Comment: 2

You disclose that your principal executive office is located in Nevada. It appears, however, that your sole officer and director is running the business from Finland. If so, please revise throughout to clarify that even though you consider the office in Nevada to be your principal executive office, your business is being conducted from Finland and that you do not physically occupy the office space in Nevada. Please also disclose whether you currently have office space in Finland from which you are operating the business.

Response: We consider the office in Nevada to be our principal executive office however we currently do not physically occupy the office space in Nevada. According to our Plan of Operation we are planning to rent warehouse/office in Kotka Finland on 12th month of operation.

Shares Eligible for Future Sale, page 43

Comment: 3

We note your revised disclosure that you are a “shell company” as defined in Securities Act Rule 405. Please revise this section to clarify that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company until one year has elapsed from the date that you cease being a shell company and file “Form 10 information” with the Commission. Refer to Securities Act Rule 144(i)(2).

Response: The disclosure has been appropriately revised.

Changes in and Disagreement with Accountants on Accounting and Financial Disclosure, page 48

Comment: 4

Please revise your disclosure consistent to disclosure provided on page 31, or in the alternative remove as it appears duplicative.

Response: We have removed the inconsistent disclosure.

Balance Sheets, page 52

Financial Statements

Comment: 5

We note your inventory balance of $9,000. Considering disclosure on page 32 indicating that you have only made a deposit of $3,000 for the salvaged car with the $6,000 balance due March 31, 2013, please tell if you have title to, ownership of, and possession of the salvaged car, and if not, why it is appropriate to record the inventory.

Response: Subsequent to the filing of Form S-1 Amendment No. 4, management determined that the financial statements for the year ended November 30, 2012 required restatement to correct an error related to the recording of inventory.  The Company originally recorded inventory of $9,000.  After further analysis, the company determined inventory should not have been recorded based on current accounting guidance.  Rather, the Company had made a $3,000 deposit which has been reclassified from inventory to deposits.

Please direct any further comments or questions you may have to the company's attorney:

J.M. Walker & Associates

 Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

Phone 303-850-7637

Thank you.

Sincerely,

/s/ Dmitrijs Podlubnijs

Dmitrijs Podlubnijs